20549-4561

April 28, 2006

Thomas E. Stepp, Jr.
Stepp Law Group
32 Executive Park, Suite 105
Irvine, California 92614-6742

Re: Britton International Inc.
Registration Statement on Form SB-2, amendment number 2
Filed April 18, 2006
File No. 333-131348

Dear Mr. Stepp:

We have examined your amended Form SB-2 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Securities, page 21

1.   Paragraph 23 of Schedule A requires that the names and addresses of counsel who have passed on the legality of the securities be disclosed in the filing. Where appropriate, revise the prospectus disclosure to provide this information.   Also, counsel must consent to being named in the registration statement. Consequently, counsel should revise the opinion to provide this consent.

Business and Marketing Strategies, page 23

2.   The capacity and potential for your suppliers to enter a similar business as your own
        appears to be critical to your future operations. We note in this regard that you conduct
        your business with them with no written contracts or agreements of any kind. Please
        describe in some detail the "specific statements" made to you about their not entering
        into your business, referenced in the sentence bridging pages 24 and 25.

                                        * * * * *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of your amendments to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Michael Volley, at 202-551-3437 or Paul Cline, Senior Accountant, at
202-551- 3851 if you have questions regarding comments on the financial statements and related
matters. Please contact David Lyon at 202-551-3421, or to me at 202-551-3419 with any other
questions.

                                        Sincerely,

                                        Christian Windsor
                                        Special Counsel

By fax: Thomas E. Stepp, Jr.
         Fax number: 949-660-9010